Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229498

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated March 8, 2019)

REPRO MED SYSTEMS, INC.

11,101,697 shares of common stock

This prospectus supplement No. 3 supplements and amends the prospectus dated March 8, 2019, as supplemented by prospectus supplement No. 1, dated April 29, 2019, as further supplemented by prospectus supplement No. 2, dated May 7, 2019 (collectively, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-229498). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2019 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate solely to 11,101,697 shares of REPRO MED SYSTEMS, INC. common stock, par value $0.01 per share, which we refer to as our common stock, which may be offered for sale from time to time by the stockholders named under the heading “Selling Stockholders” in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, including any supplements or amendments thereto. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Our common stock is currently listed on the OTCQX under the symbol “REPR.” The closing price of our common stock as reported on the OTCQX on May 6, 2019, was $1.60.

Investing in our common stock involves risks, and you should not invest unless you can afford to lose your entire investment. See the section entitled “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 8, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   May 7, 2019

REPRO MED SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

New York	0-12305	13-3044880
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24 Carpenter Road, Chester, New York	10918
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (845) 469-2042

not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  [_]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [_]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
common stock, $0.01 par value	REPR	OTCQX

ITEM 5.02 DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

(d)  Election of Directors

On May 7, 2019, R. John Fletcher was appointed to the Board of Directors (the “Board”) of Repro Med Systems, Inc. (the “Company”), filling a vacancy on the board resulting from the death of Arthur J. Radin.

Mr. Fletcher brings more than 35 years of healthcare and medical device experience to RMS Medical. He currently serves as CEO and Managing Director of Fletcher Spaght Inc., a strategy consulting and venture capital firm which he founded in 1983. Prior to founding Fletcher Spaght, he was Senior Manager at The Boston Consulting Group, advising a broad range of companies in healthcare and high technology industries.

Mr. Fletcher joined the Board of Directors of publicly-traded medical device company Spectranetics Corporation in 2002 and served as Chairman of the Board from 2010-2017. Mr. Fletcher was named 2018 Director of the Year by The National Association of Corporate Directors (NACD) for his work at Spectranetics.

Mr. Fletcher currently serves on the Board of Directors of Axcelis Corporation, MRI Interventions and is Chairman of Metabolon. He is Chairman Emeritus of the Corporate Collaboration Council at the Thayer School of Engineering/Tuck School of Business at Dartmouth College and serves on the Board of Advisors of Beth Israel Deaconess Medical Center and the Whitehead Institute at MIT. Mr. Fletcher received his MBA from Southern Illinois University and a BBA in Marketing from George Washington University. He was an Instructor for courses in international business and a Ph.D. Candidate at the Wharton School of the University of Pennsylvania. Mr. Fletcher served as a Captain and jet pilot in the United States Air Force.

Mr. Fletcher has been appointed as a member of the Board’s Audit Committee. There are no family relationships between Mr. Fletcher and any director or other executive officer of the Company nor are there any transactions between Mr. Fletcher or any member of his immediate family and the Company that would be reportable as a related party transaction under the rules of the United States Securities and Exchange Commission. Further, there is no arrangement or understanding between Mr. Fletcher and any other persons or entities pursuant to which Mr. Fletcher was appointed as a director of the Company.

Upon his appointment to the Board, Mr. Fletcher became entitled to a pro-rated portion of the Company’s non-employee director compensation. As such, Mr. Fletcher is entitled to receive a prorated portion of the annual director retainer of $50,000 paid half in cash and half in shares of the Company’s common stock. Mr. Fletcher will also be entitled to receive reimbursement of his reasonable travel expenses incurred in connection with his attendance at Board and committee meetings.

ITEM 8.01 OTHER EVENTS.

Appointment of Chairman of Audit Committee

On May 7, 2019, the Board appointed David W. Anderson, a current Company director, as Chairman of the Audit Committee.

On May 8, 2019, the Company issued a press release announcing the events set forth in this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.1 hereto.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated May 8, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REPRO MED SYSTEMS, INC. (Registrant)

Date: May 8, 2019	By:	/s/ Donald B. Pettigrew
Donald B. Pettigrew President and Chief Executive Officer

Exhibit 99.1

RMS MEDICAL PRODUCTS APPOINTS HEALTHCARE INDUSTRY VETERAN

R. JOHN FLETCHER TO BOARD OF DIRECTORS

Former Chairman of Spectranetics Corporation; NACD 2018 Director of the Year

CHESTER, NY – May 8, 2019 - Repro Med Systems, Inc. dba RMS Medical Products (OTCQX: REPR) (“RMS Medical”) today announced that R. John Fletcher has been appointed as an independent member of RMS Medical’s Board of Directors. With this appointment, RMS Medical’s Board of Directors fills the vacancy created by the passing of Arthur J. Radin.

Mr. Fletcher brings more than 35 years of healthcare and medical device experience to RMS Medical. He currently serves as CEO and Managing Director of Fletcher Spaght Inc., a strategy consulting and venture capital firm which he founded in 1983. Prior to founding Fletcher Spaght, he was Senior Manager at The Boston Consulting Group, advising a broad range of companies in healthcare and high technology industries.

Mr. Fletcher joined the Board of Directors of publicly-traded medical device company Spectranetics Corporation in 2002 and served as Chairman of the Board from 2010-2017. During his 15-year tenure as a member of the board, Spectranetics expanded its therapeutic platforms and generated significant commercial growth. In August 2017 Spectranetics was acquired by Royal Philips in a transaction valued at $2.2 billion. Mr. Fletcher was named 2018 Director of the Year by The National Association of Corporate Directors (NACD) for his work at Spectranetics.

Mr. Fletcher currently serves on the Board of Directors of Axcelis Corporation, MRI Interventions and is Chairman of Metabolon. He is Chairman Emeritus of the Corporate Collaboration Council at the Thayer School of Engineering/Tuck School of Business at Dartmouth College and serves on the Board of Advisors of Beth Israel Deaconess Medical Center and the Whitehead Institute at MIT. Mr. Fletcher received his MBA from Southern Illinois University and a BBA in Marketing from George Washington University. He was an Instructor for courses in international business and a Ph.D. Candidate at the Wharton School of the University of Pennsylvania. Mr. Fletcher served as a Captain and jet pilot in the United States Air Force.

“John’s vision and leadership in the medical device industry has helped improve the lives of patients around the world,” said Don Pettigrew, President and CEO of RMS Medical. “We believe he will be a significant asset as we continue to expand RMS Medical’s business and elevate our industry profile.”

“John is an industry veteran and brings to RMS Medical a proven record of building brands, teams and businesses, and advising growth-oriented public companies in the healthcare industry,” said Daniel S. Goldberger, Executive Chairman of RMS Medical. “I am thrilled and excited to welcome him to our board.”

“It’s an exciting time at RMS Medical and I am very pleased to join the Board of Directors,” said Mr. Fletcher. “The infusion therapy market is growing and I believe RMS Medical, with its portfolio of reliable, easy-to-use, and effective products, is well-positioned to participate in this anticipated industry growth.”

David W. Anderson Named Audit Committee Chair

RMS Medical also announced that David W. Anderson has been appointed Chairman of the Audit Committee. Mr. Anderson succeeds Arthur J. Radin. A member of the Board of Directors since 2016, Mr. Anderson is a seasoned healthcare executive with more than 23 years of experience in the medical device industry.

“David is a valued board member with a distinguished background in the healthcare industry, and we welcome him to his new position,” said Mr. Goldberger.

John Fletcher will join the Audit Committee with David Anderson and Robert Allen.

About RMS Medical Products

RMS Medical develops, manufactures and commercializes innovative and easy-to-use specialty infusion solutions that improve quality of life for patients around the world. The FREEDOM Syringe Infusion System currently includes the FREEDOM60® and FreedomEdge® Syringe Infusion Drivers, RMS Precision Flow Rate Tubing™ and RMS HIgH-Flo Subcutaneous Safety Needle Sets™. These devices are used for infusions administered in the home and alternate care settings. For more information about RMS Medical, please visit www.rmsmedicalproducts.com.

Forward-Looking Statements

The statements contained herein include prospects, statements of future expectations and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties, identified by words such as “believe” and “will”. Actual results, performance or events may differ materially from those expressed or implied in such forward-looking statements. Factors that may cause actual results to differ materially from current expectations and other risks are discussed in RMS Medical’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, which filings are available from the SEC and RMS Medical’s website. RMS Medical undertakes no obligation to update any forward-looking statements.

Contacts:

The Equity Group Inc.
Devin Sullivan	Kalle Ahl, CFA
Senior Vice President	Vice President
212-836-9608	212-836-9614
mailto:dsullivan@equityny.com	kahl@equityny.com